---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No.___)*


                 Insurance Management Solutions Group, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
       -------------------------------------------------------------
                      (Title of Class and Securities)

                                 0001063167
        ------------------------------------------------------------
                               (CUSIP Number)


                       Bankers Insurance Group, Inc.
                       Attn: Robert G. Southey, Esq.
                       Secretary and General Counsel
                             360 Central Avenue
                       St. Petersburg, Florida 33701
                               (727) 823-4000

                              With a copy to:

                         Thomas J. Dougherty, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                              Boston, MA 02108
                               (617)573-4800
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             November 22, 2000
        ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


o If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

o Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

o The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages)
                             Page 1 of 18 Pages

                                 SCHEDULE 13D

     CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Insurance Group, Inc.

-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
-------------------------------------------------------------------
3.   SEC USE ONLY


-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              8,349,884 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  8,349,884 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,349,884 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          68.0%

-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           HC

-------------------------------------------------------------------

CUSIP No. 0001063167
------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Insurance Company

-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  WC
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              3,528,455 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  3,528,455 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,528,455 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           28.7%

-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           IC
-------------------------------------------------------------------

CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  Bankers Security Insurance Company

-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                            (a)  (x)
                                            (b)  ( )

-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  WC
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              4,821,429 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  4,821,429 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,821,429 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           39.3%
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           IC
-------------------------------------------------------------------

CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Financial Corporation
-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                    (a)  (x)
                           (b)  ( )

-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              8,349,884 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  8,349,884 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,349,884 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          68.0%

-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                  CO
-------------------------------------------------------------------

CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers International Financial Corporation

-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  (x)
                                                     (b)  ( )
-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              8,349,884 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  8,349,884 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,349,884 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                  ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          68.0%

-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------

CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers International Financial Corporation, Ltd.

-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )

-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              8,349,884 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  8,349,884 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,349,884 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           68.0%

------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           OO

------------------------------------------------------------------

CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Ansbacher (Cayman) Limited, as trustee for
     Bankers International Financial Corporation II Trust
-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)         (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Cayman
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              8,349,884 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  8,349,884 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,349,884 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           68.0%
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           OO
-------------------------------------------------------------------

CUSIP No. 0001063167
-------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Independent Foundation for the Pursuit of Charitable
     Endeavors, Ltd.
-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
-------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)         (  )

-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Cayman
-------------------------------------------------------------------
NUMBER OF    7.   SOLE VOTING POWER
SHARES            0
BENEFICIALLY ------------------------------------------------------
OWNED BY     8.   SHARED VOTING POWER
EACH              8,349,884 (see item 5)
REPORTING    ------------------------------------------------------
PERSON       9.   SOLE DISPOSITIVE POWER
WITH              0
             ------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  8,349,884 (see item 5)
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,349,884 (see item 5)

-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                        ( )

-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           68.0%
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           OO
-------------------------------------------------------------------

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Insurance Management Solutions Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 360 Central Avenue, St. Petersburg, Florida 33701.


Item 2.  Identity and Background.

                  This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"); (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC, Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher to dispose of the shares of BIFC Ltd.

                  Information with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person. By their signatures on this statement, each of the reporting persons agrees that this statement is filed on behalf of such reporting person.

                  (a)-(c), (f) The name and place of organization of each reporting person hereto (each, a "Reporting Person") is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 1-A through 1-F hereto. Other than John E. Smith, who is a citizen of the United Kingdom, each Disclosed Party is, to BIG's knowledge, a citizen of the United States.

                  Headquartered in St. Petersburg, Florida, BIG is comprised of three property and casualty insurance companies, a life and health insurer, an extensive sales and marketing organization, and a variety of related enterprises. The principal executive offices of BIG, BIC, BSIC, BFC and BIFC are located at 360 Central Avenue, St. Petersburg, Florida 33701. The principal executive offices of BIFC Ltd. and Ansbacher are located at Ansbacher House, Jeanette Street, P.O. Box 887, George Town, Grand Cayman, British West Indies. The principal executive offices of IFPCE are located at P.O. Box 1369 GT, Fort Street, Grand Cayman, British West Indies.

                  (d)-(e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The information set forth in Item 4 of the cover page of each Reporting Person to this Schedule 13D and the information set forth in
Item 4 of this Schedule 13D are hereby incorporated by reference herein.

                  All shares of Common Stock beneficially owned by the Reporting Persons were held by the Reporting Persons prior to the Issuer's initial public offering of the Common Stock, except that, subsequent to the offering, BIC acquired 149,884 shares of Common Stock for an aggregate purchase price of $337,738 and BSIC acquired 250,000 shares of Common Stock for an aggregate purchase price of $151,875.


Item 4.  Purpose of the Transaction.

                  The Issuer announced on January 30, 2002 that a Special Committee of the Board of Directors of the Issuer had been formed to evaluate possible strategic alternatives for the Issuer. In this regard on February 25, 2002, the Chairman of the Special Committee requested that BIG consider submitting a proposal to purchase the shares of the Issuer not currently owned by BIG or the other Reporting Persons. By letter to the Special Committee dated March 21, 2002, (the "March 21 Letter"), BIG indicated its interest in pursuing an acquisition of such shares at a price per share of $4.00, with any such acquisition to be subject to the approval of BIG's Board of Directors, a satisfactory due diligence investigation confirming that such a price would be appropriate, the prior consummation of a sale by the Issuer's subsidiaries of the rights to their flood servicing contracts for total cash consideration of not less than $25 million (the "Minimum Asset Sales Price") and the other terms and conditions outlined in the March 21 Letter. The full text of the March 21 Letter is attached hereto as Exhibit 4.1 and hereby incorporated by reference herein.

                  Following BIG's submission of the March 21 Letter, representatives of BIG engaged in discussions with representatives of the Special Committee as to a possible transaction with BIG, including the probability that the Minimum Asset Sales Price could be achieved, as well as the potential terms on which BIG might support a transaction between the Issuer and a third party which the Special Committee and the full board of the Issuer determine to be in the best interests of the stockholders of the Issuer, and which would result in a transfer by the Reporting Persons of all of their shares of stock in the Issuer to such third party.

                  Subsequent to such discussions, the Reporting Persons have determined that they are not interested, at this time, in pursuing discussions with the Special Committee as to the terms of any proposal pursuant to which BIG would purchase the shares of the Issuer not currently owned by BIG. The Reporting Persons remain committed to considering the terms on which BIG might support a transaction involving the Issuer which would result in a transfer by the Reporting Persons of all of their shares of stock in the Issuer to a third party.

                  The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

                  In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, continued ownership of the shares of Common Stock currently beneficially owned by the Reporting Persons; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; disposing of some or all of the securities of the Issuer beneficially owned by them; proposing or seeking to take control of the Issuer or otherwise to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 of this Schedule 13D.

                  The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.


Item 5.  Interest in the Securities of the Issuer.

                  The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Common Stock, are incorporated herein by reference.

                  The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

                  (a) According to the Issuer's amended annual report on Form 10-K/A as filed with the Commission on March 18, 2002, there were 12,276,063 shares of Common Stock issued and outstanding. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 8,349,884 shares of Common Stock (representing approximately 68.0% of the outstanding shares of Common Stock), of which 3,528,455 shares (representing approximately 28.7% of the outstanding shares of Common Stock) are directly owned by BIC and 4,821,429 shares (representing approximately 39.3% of the outstanding shares of Common Stock) are directly owned by BSIC.

                  Of the Disclosed Parties named in Item 2, Robert M. Menke directly beneficially owns 162,200 shares of Common Stock (representing approximately 1.3% of the outstanding shares of Common Stock), Robert G. Menke directly beneficially owns 3,200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Bill Gunter directly beneficially owns 5,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), J. Wayne Mixson directly beneficially owns 47,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Brett M. Menke directly beneficially owns 12,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), David K. Meehan directly beneficially owns 2,200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Edwin C. Hussemann directly beneficially owns 1,400 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) and Kathleen M. Batson directly beneficially owns 100 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock).

                  Each of the Disclosed Parties disclaims membership in a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

                  (b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregate thereby. The Disclosed Parties possess sole power to direct the voting and disposition of their respective shares of Common Stock.

                  (c) To the best of BIG's knowledge as of the date hereof, on March 11, 2002, J. Wayne Mixson sold 1,000 shares of Common Stock at approximately $3.55 per share in an open market transaction.

                  (d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.


Item 7.  Material to be Filed as Exhibits.

                  4.1 Letter from BIG to the Special Committee dated March 21, 2002

                  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.

                  99.2 Power of Attorney for Bankers International Financial Corporation, Ltd.

                  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers
                           International Financial Corporation II Trust

                  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)



(1) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.



                  The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                 SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:   May 24, 2002

                                   BANKERS INSURANCE GROUP, INC.

                                   By:  /s/  Robert G. Southey



                                   -----------------------------

                                   Name:    Robert G. Southey
                                   Title:   Secretary
                                            General Counsel
                                            Vice President


                                   BANKERS INSURANCE COMPANY

                                   By:  /s/  Robert G. Southey



                                   -----------------------------

                                   Name:    Robert G. Southey
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS SECURITY INSURANCE COMPANY

                                   By:  /s/  Robert G. Southey



                                   -----------------------------

                                   Name:    Robert G. Southey
                                   Title:   Secretary
                                            General Counsel
                                            Vice President





                                   BANKERS FINANCIAL CORPORATION

                                   By:  /s/  David B. Snyder



                                   -----------------------------

                                   Name:    David B. Snyder
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS INTERNATIONAL FINANCIAL CORPORATION

                                   By:  /s/  David B. Snyder



                                   -----------------------------

                                   Name:    David B. Snyder
                                   Title:   Secretary
                                            General Counsel
                                            Vice President


                                   BANKERS INTERNATIONAL FINANCIAL
                                   CORPORATION, LTD.

                                    By:  /s/  David K. Meehan



                                   -----------------------------

                                   Name:    David K. Meehan
                                   Title:   Attorney-in-fact under
                                            Power dated 5/16/02








                                   ANSBACHER (CAYMAN) LIMITED, AS TRUSTEE
                                   FOR THE BANKERS INTERNATIONAL
                                   FINANCIAL CORPORATION II TRUST

                                   By:  /s/  David K. Meehan



                                   -----------------------------

                                   Name:    David K. Meehan
                                   Title:   Attorney-in-fact under
                                            Power dated 5/16/02



                                   INDEPENDENT FOUNDATION FOR THE PURSUIT OF
                                   CHARITABLE ENDEAVORS, LTD.



                                   By:  /s/  David K. Meehan

                                   -----------------------------
                                   Name:    David K. Meehan
                                   Title:   Attorney-in-fact under
                                            Power dated 2/10/99

                                                               Schedule 1-A


                       BANKERS INSURANCE GROUP, INC.

                      DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Insurance Group, Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Insurance Group, Inc., 360 Central Avenue, St. Petersburg, Florida 33701.


..................................... ....................................... ......................................
Item 2
Name                                               Occupation                          Business Address
..................................... ....................................... ......................................
  Robert M. Menke                        Director, Chairman, President
..................................... ....................................... ......................................
  David J. Nye                       Director, Vice Chairman and Professor           University of Florida
                                                                              College of Business Administration
                                                                                          329 Stusen
                                                                                     Gainesville, FL 32611
..................................... ....................................... ......................................
  Jason J. Israel                           Director, Vice Chairman
..................................... ....................................... ......................................
  Douglas B. Pierce                         Director, Vice Chairman
..................................... ....................................... ......................................
  Edwin C. Hussemann                           Director, Trustee
..................................... ....................................... ......................................
  Robert G. Menke                                   Director
..................................... ....................................... ......................................
  David K. Meehan                                   Director
..................................... ....................................... ......................................
  Duane M. DiPirro                          Director and Consultant                    22 Hampton Court
                                                                                      Lancaster, NY 14086
..................................... ....................................... ......................................
  Gary J. Forbes                                    Director                          Forbes Agency, Inc.
                                                                                       135 Bedford Road
                                                                                       Katonah, NY 10536
..................................... ....................................... ......................................
  Bill Gunter                                       Director                  Rogers, Atkins, Gunter & Associates
                                                                                        Insurance Inc.
                                                                                     1117 Thomasville Road
                                                                                     Tallahassee, FL 32303
..................................... ....................................... ......................................
  J. Wayne Mixson                                   Director
..................................... ....................................... ......................................
  John A. Strong                              Director and Doctor                   2323 Kirkpatrick Place
                                                                                     Greensboro, NC 27408
..................................... ....................................... ......................................
  Robert G. Southey                        Secretary, Vice President
..................................... ....................................... ......................................
  Steven P. Beaty                          Secretary, Vice President
..................................... ....................................... ......................................
  Carey A. Geaglone                              Vice President
..................................... ....................................... ......................................
  Brookland F. Davis                             Vice President
..................................... ....................................... ......................................
  B. Bradford Martz                              Vice President
..................................... ....................................... ......................................

                                                               Schedule 1-B


                         BANKERS INSURANCE COMPANY

                      DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Insurance Company are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Insurance Company, 360 Central Avenue, St. Petersburg, Florida 33701.

................................. ........................................... .............................
Item 2
Name                                             Occupation                        Business Address
................................. ........................................... .............................
  David J. Nye                        Director, Chairman and Professor          University of Florida
                                                                                 College of Business
                                                                                    Administration
                                                                                      329 Stusen
                                                                                Gainesville, FL 32611
................................. ........................................... .............................
  Jason J. Israel                    Director, President, Vice Chairman
................................. ........................................... .............................
  Edwin C. Hussemann                         Director, Trustee
................................. ........................................... .............................
  Robert M. Menke                                 Director
................................. ........................................... .............................
  David K. Meehan                                 Director
................................. ........................................... .............................
  Robert G. Menke                                 Director
................................. ........................................... .............................
  Duane M. DiPirro                        Director and Consultant                  22 Hampton Court
                                                                                 Lancaster, NY 14086
................................. ........................................... .............................
  Gary J. Forbes                                  Director                       Forbes Agency, Inc.
                                                                                   135 Bedford Road
                                                                                  Katonah, NY 10536
................................. ........................................... .............................
  Bill Gunter                                     Director                     Rogers, Atkins, Gunter &
                                                                              Associates Insurance Inc.
                                                                                1117 Thomasville Road
                                                                                Tallahassee, FL 32303
................................. ........................................... .............................
  J. Wayne Mixson                                 Director
................................. ........................................... .............................
  John A. Strong                            Director and Doctor                 2323 Kirkpatrick Place
                                                                                 Greensboro, NC 27408
................................. ........................................... .............................
  Robert G. Southey                      Secretary, Vice President
................................. ........................................... .............................
  Kathleen M. Batson                     Secretary, Vice President
................................. ........................................... .............................
  Steven P. Beaty                        Secretary, Vice President
................................. ........................................... .............................
  Brookland F. Davis                           Vice President
................................. ........................................... .............................
  Brian J. Kesneck                             Vice President
................................. ........................................... .............................
  Barbara A. Peat                              Vice President
................................. ........................................... .............................
  Teresa D. Heller                             Vice President
................................. ........................................... .............................
  Carey A. Geaglone                            Vice President
................................. ........................................... .............................

                                                               Schedule 1-C


                     BANKERS SECURITY INSURANCE COMPANY

                      DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Security Insurance Company are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Security Insurance Company, 360 Central Avenue, St. Petersburg, Florida 33701.

................................ ........................................... .................................
Item 2
Name                                            Occupation                          Business Address
................................ ........................................... .................................
................................ ........................................... .................................
  David J. Nye                       Director, Chairman and Professor            University of Florida
                                                                                  College of Business
                                                                                     Administration
                                                                                       329 Stusen
                                                                                 Gainesville, FL 32611
................................ ........................................... .................................
  Jason J. Israel                   Director, President, Vice Chairman
................................ ........................................... .................................
  Edwin C. Hussemann                        Director, Trustee
................................ ........................................... .................................
  Robert M. Menke                                Director
................................ ........................................... .................................
  David K. Meehan                                Director
................................ ........................................... .................................
  Robert G. Menke                                Director
................................ ........................................... .................................
  Duane M. DiPirro                       Director and Consultant                    22 Hampton Court
                                                                                  Lancaster, NY 14086
................................ ........................................... .................................
  Gary J. Forbes                                 Director                         Forbes Agency, Inc.
                                                                                    135 Bedford Road
                                                                                   Katonah, NY 10536
................................ ........................................... .................................
  Bill Gunter                                    Director                       Rogers, Atkins, Gunter &
                                                                               Associates Insurance Inc.
                                                                                 1117 Thomasville Road
                                                                                 Tallahassee, FL 32303
................................ ........................................... .................................
  J. Wayne Mixson                                Director
................................ ........................................... .................................
  John A. Strong                           Director and Doctor                   2323 Kirkpatrick Place
                                                                                  Greensboro, NC 27408
................................ ........................................... .................................
  Robert G. Southey                     Secretary, Vice President
................................ ........................................... .................................
  Kathleen M. Batson                    Secretary, Vice President
................................ ........................................... .................................
  Steven P. Beaty                       Secretary, Vice President
................................ ........................................... .................................
  Carey A. Geaglone                           Vice President
................................ ........................................... .................................
  Brookland F. Davis                          Vice President
................................ ........................................... .................................
  Barbara A. Peat                             Vice President
................................ ........................................... .................................
  Teresa D. Heller                            Vice President
................................ ........................................... .................................

                                                               Schedule 1-D


                       BANKERS FINANCIAL CORPORATION

                      DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Financial Corporation are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Financial Corporation, 360 Central Avenue, St. Petersburg, Florida 33701.

................................ ............................................ .................................
Item 2
Name                                            Occupation                           Business Address
................................ ............................................ .................................
................................ ............................................ .................................
  Robert M. Menke                           Director, Chairman
................................ ............................................ .................................
  Robert G. Menke                                Director
................................ ............................................ .................................
  David K. Meehan                   Director, Vice Chairman, President
................................ ............................................ .................................
  Edwin C. Hussemann                         Director, Trustee
................................ ............................................ .................................
  Brett M. Menke                                 Director
................................ ............................................ .................................
  Ralph E. Stevens, Jr.                   Director and President                    Stevens & Stevens
                                                                                       P.O. Box 388
                                                                                 Pinellas Park, FL 34664
................................ ............................................ .................................
  David R. Punzak                          Director and Attorney                      Carlton Fields
                                                                                 Bank of America Building
                                                                              Suite 2300 St. Petersburg, FL
                                                                                          33701
................................ ............................................ .................................
  David B. Snyder                        Secretary, Vice President
................................ ............................................ .................................
  Steven K. Kurcan                            Vice President
................................ ............................................ .................................

                                                               Schedule 1-E

                BANKERS INTERNATIONAL FINANCIAL CORPORATION


                      DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers International Financial Corporation are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers International Financial Corporation, 360 Central Avenue, St. Petersburg, Florida 33701.

.................................. ...................................... ..................................
Item 2
Name                                           Occupation                        Business Address
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Robert M. Menke                          Director, Chairman
.................................. ...................................... ..................................
  Robert G. Menke                               Director
.................................. ...................................... ..................................
  David K. Meehan                  Director, Vice Chairman, President
.................................. ...................................... ..................................
  Edwin C. Hussemann                        Director, Trustee
.................................. ...................................... ..................................
  Brett M. Menke                                Director
.................................. ...................................... ..................................
  Ralph E. Stevens, Jr.                  Director and President                  Stevens & Stevens
                                                                                   P.O. Box 388
                                                                              Pinellas Park, FL 34664
.................................. ...................................... ..................................
  David R. Punzak                         Director and Attorney                   Carlton Fields
                                                                             Bank of America Building
                                                                           Suite 2300 St. Petersburg, FL
                                                                                       33701
.................................. ...................................... ..................................
  David B. Snyder                       Secretary, Vice President
.................................. ...................................... ..................................

                                                               Schedule 1-F



    INDEPENDENT FOUNDATION FOR THE PURSUIT OF CHARITABLE ENDEAVORS, LTD.


                      DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o P.O. Box 1369 GT, Fort Street, Grand Cayman, British West Indies.

.................................. ...................................... ....................................
Item 2
Name                                           Occupation                         Business Address
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Robert M. Menke                          Director, Chairman             c/o Bankers Insurance Group, Inc.
                                                                               360 Central Avenue, St.
                                                                              Petersburg, Florida 33701
.................................. ...................................... ....................................
  Robert G. Menke                               Director                  c/o Bankers Insurance Group, Inc.
                                                                               360 Central Avenue, St.
                                                                              Petersburg, Florida 33701
.................................. ...................................... ....................................
  David K. Meehan                  Director, Vice Chairman, President     c/o Bankers Insurance Group, Inc.
                                                                               360 Central Avenue, St.
                                                                              Petersburg, Florida 33701
.................................. ...................................... ....................................
  Edwin C. Hussemann                        Director, Trustee             c/o Bankers Insurance Group, Inc.
                                                                               360 Central Avenue, St.
                                                                              Petersburg, Florida 33701
.................................. ...................................... ....................................
  Brett M. Menke                                Director                  c/o Bankers Insurance Group, Inc.
                                                                               360 Central Avenue, St.
                                                                              Petersburg, Florida 33701
.................................. ...................................... ....................................
  Ralph E. Stevens, Jr.                  Director and President                   Stevens & Stevens
                                                                                    P.O. Box 388
                                                                               Pinellas Park, FL 34664
.................................. ...................................... ....................................
  David R. Punzak                         Director and Attorney                    Carlton Fields
                                                                              Bank of America Building
                                                                         Suite 2300 St. Petersburg, FL 33701
.................................. ...................................... ....................................
  Barry B. Benjamin                             President
.................................. ...................................... ....................................
  John E. Smith                           Secretary, Treasurer
.................................. ...................................... ....................................

                             INDEX OF EXHIBITS



                  Number            Description
                  ------            -----------

                  4.1 Letter from BIG to the Special Committee dated March 21, 2002

                  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.

                  99.2 Power of Attorney for Bankers International Financial Corporation, Ltd.

                  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers
                           International Financial Corporation II Trust

                  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)



(1) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.

                                                                Exhibit 4.1

                     BANKERS INSURANCE GROUP LETTERHEAD


Robert M. Menke
      Chairman



                                                     March 21, 2002





Mr. Jack S. McMullen
Insurance Management Solutions Group, Inc.
Chairman of the Special Committee of the Board of Directors
360 Central Avenue, 16th Floor
St. Petersburg, FL  33701

Dear Jack:

         On behalf of Bankers Insurance Group, Inc. (herein, "Buyer"), I am pleased to communicate to you our interest in pursuing an acquisition of all of the outstanding shares of Insurance Management Solutions Group, Inc. (herein, "Seller") not owned by Buyer at a price of $4.00 per share in cash. This acquisition would be subject to the approval of Buyer's board of directors. Additionally, it would be conditioned upon (i) approval of a merger transaction by not less than a majority of the minority of the shares outstanding of Seller, (ii) the prior consummation of the sale by Seller's subsidiaries of the rights to the flood servicing contracts for total cash consideration of not less than $25 million, (iii) the receipt of appropriate regulatory approvals from the Florida Department of Insurance,
(v) the completion of a satisfactory due diligence investigation and (iv) the successful negotiation of a definitive agreement containing representations, warranties, covenants and other conditions customary in these types of transactions.

         As you know, this proposal follows and arises from preliminary, informal conversations with you, as Chairman of the Special Committee, and the Special Committee's advisors and reflects an increase of $.50 over the per share price initially raised in those conversations.

         We believe that the proposed price, which represents a premium of 23% to the prior 30 trading day average price of Seller's shares, and a premium of about 14% to the market price of Seller's shares on March 21, 2002, is fair to the public shareholders of Seller from a financial point of view.
         I look forward to your response to this proposal and thank you for your work on the committee to date.
                                                     Sincerely,


                                                     /s/  Robert M. Menke
                                                     -------------------------
                                                     Robert M. Menke

                                                               Exhibit 99.1

                         AGREEMENT OF JOINT FILING

          AGREEMENT dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.

          WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

          NOW, THEREFORE, the undersigned hereby agree as follows:

          1. The Schedule 13D with respect to Insurance Management Solutions Group, Inc., to which this Agreement is attached as Exhibit 99.1, as well as all future amendments to such Schedule, shall be filed jointly on behalf of Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.

          2. Each of Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

                  IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.


BANKERS INSURANCE GROUP, INC.

                         By: /s/ Robert G. Southey



                         -----------------------------

                         Name:         Robert G. Southey
                         Title:        Secretary
                                       General Counsel
                                       Vice President


                         BANKERS INSURANCE COMPANY

                         By: /s/ Robert G. Southey



                         -----------------------------

                         Name:         Robert G. Southey
                         Title:        Secretary
                                       General Counsel
                                       Vice President



                         BANKERS SECURITY INSURANCE COMPANY

                         By: /s/ Robert G. Southey



                         -----------------------------

                         Name:         Robert G. Southey
                         Title:        Secretary
                                       General Counsel
                                       Vice President

                         BANKERS FINANCIAL CORPORATION

                         By: /s/ David B. Snyder



                         -----------------------------

                         Name:         David B. Snyder
                         Title:        Secretary
                                       General Counsel
                                       Vice President



                         BANKERS INTERNATIONAL FINANCIAL CORPORATION

                         By: /s/ David B. Snyder



                         -----------------------------

                         Name:         David B. Snyder
                         Title:        Secretary
                                       General Counsel
                                       Vice President


                         BANKERS INTERNATIONAL FINANCIAL CORPORATION, LTD.

                         By:  /s/  David K. Meehan



                         -----------------------------

                         Name:         David K. Meehan
                         Title:        Attorney-in-fact under Power
                                       dated 5/16/02



                         ANSBACHER (CAYMAN) LIMITED, AS TRUSTEE FOR THE BANKERS INTERNATIONAL FINANCIAL CORPORATION II TRUST

                         By:  /s/  David K. Meehan



                         -----------------------------

                         Name:         David K. Meehan
                         Title:        Attorney-in-fact under Power
                                       dated 5/16/02





                         INDEPENDENT FOUNDATION FOR THE PURSUIT
                         OF CHARITABLE ENDEAVORS, LTD.



                         By:  /s/  David K. Meehan

                         -----------------------------
                         Name:    David K. Meehan
                         Title:   Attorney-in-fact under Power dated 2/10/99

                                                               Exhibit 99.2

                             POWER OF ATTORNEY

                  Know all by these presents, that the undersigned hereby constitutes and appoints each of Bankers Insurance Group, Inc., David K. Meehan, David M. Howard and, Robert G. Gantley, signing singly, the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a more than 5 % shareholder of Insurance Management Solutions Group, Inc. (the "Company"), any and all forms, applications and other documents as may be necessary or advisable for the undersigned to file under the Securities Exchange Act of 1934 and the rules thereunder (the "Exchange Act"), including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G in accordance with Section 16(a) and Section 13(d), respectively, of the Exchange Act (collectively, "Documents"); and

                  (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority.

                  The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the Exchange Act.

                  This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and is granted for a maximum period of one (1) year from the date hereof.

                  The attorneys-in-fact shall report to the undersigned Trustee all actions undertaken by them under the powers granted to them by this Power of Attorney and shall forward to it copies of all correspondence, contracts and agreements signed by them upon each and every exercise of the Power of Attorney.

                  Every exercise of the Power of Attorney shall constitute an acknowledgment that the Attorney will at all times hereafter indemnify and keep indemnified the Company and every Officer thereof and the personal representatives of such Officers from and against all actions, suits, proceedings, claims or demands whatsoever arising out of or by reason of the exercise of the power and any costs incurred by the Company or any such Officer in defending any such actions, suit, proceeding, claim or demand.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of May 2002.

                         BANKERS INTERNATIONAL FINANCIAL CORPORATION, LTD.


                         By: /s/ Robin A.H. Garnham
                         ------------------------------------------
                         Name:   Robin A.H. Garnham
                         Title:  For and on behalf of Cromer Limited, Director


                         By: /s/ Tonita Powell
                         ------------------------------------------
                         Name:   Tonita Powell
                         Title:  For and on behalf of Cromer Limited, Director

                                                               Exhibit 99.3

                             POWER OF ATTORNEY

                  Know all by these presents, that the undersigned hereby constitutes and appoints each of Bankers Insurance Group, Inc., David K. Meehan, David M. Howard and, Robert G. Gantley, signing singly, the undersigned's true and lawful attorney-in-fact to:

                  (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a more than 5 % shareholder of Insurance Management Solutions Group, Inc. (the "Company"), any and all forms, applications and other documents as may be necessary or advisable for the undersigned to file under the Securities Exchange Act of 1934 and the rules thereunder (the "Exchange Act"), including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G in accordance with Section 16(a) and Section 13(d), respectively, of the Exchange Act (collectively, "Documents"); and

                  (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority.

                  The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the Exchange Act.


                  This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact and is granted for a maximum period of one (1) year from the date hereof.

                  The attorneys-in-fact shall report to the undersigned Trustee all actions undertaken by them under the powers granted to them by this Power of Attorney and shall forward to it copies of all correspondence, contracts and agreements signed by them upon each and every exercise of the Power of Attorney.

                  Every exercise of the Power of Attorney shall constitute an acknowledgment that the Attorney will at all times hereafter indemnify and keep indemnified the Company and every Officer thereof and the personal representatives of such Officers from and against all actions, suits, proceedings, claims or demands whatsoever arising out of or by reason of the exercise of the power and any costs incurred by the Company or any such Officer in defending any such actions, suit, proceeding, claim or demand.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of May 2002.

                         Ansbacher (Cayman) Limited
                         Trustee of the
                         Bankers International Financial
                         Corporation Ii Trust


                         By: /s/ Tonita Powell
                         ------------------------------------------
                         Name:   Tonita Powell
                         Title:  Authorised Signatory




                         By: /s/ Robin A.H. Garnham
                         ------------------------------------------
                         Name:   Robin A.H. Garnham
                         Title:  Authorised Signatory